Oppenheimer & Co. Inc. 401(k) Plan

Financial Report
December 31, 2013

Oppenheimer & Co. Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Participants and the Administrator
Oppenheimer & Co. Inc.
401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2013 and 2012 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Southfield, Michigan
June 24, 2014

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2013	2012

Assets
Participant-directed investments:
Money market funds	$35,851,278	$35,062,001
Mutual funds	252,461,491	208,012,158
Oppenheimer Holdings Inc. - Common stock	32,081,600	22,571,700
Cash surrender value of life insurance policies	474,591	456,531

Total investments at fair value	320,868,960	266,102,390

Contributions receivable - Employer	1,488,334	1,333,628
Cash	21,798	22,385
Participant notes receivable	6,812,685	6,529,932

Net Assets Available for Plan Benefits	$329,191,777	$273,988,335

See Notes to Financial Statements	2

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2013	2012
Additions
Contributions:
Employees	$21,761,626	$20,822,972
Employer	1,653,112	1,247,307
Rollover	2,112,705	2,477,209

Total contributions	25,527,443	24,547,488

Investment income:
Interest and dividends	11,648,155	6,908,821
Net realized and unrealized gains:
Mutual funds	32,389,024	21,073,757
Oppenheimer Holdings Inc. - Common stock	9,984,902	1,717,454

Total investment income	54,022,081	29,700,032

Interest from participant notes receivable	291,505	301,727

Total additions	79,841,029	54,549,247

Deductions
Benefits paid to participants and beneficiaries	24,531,209	17,556,927
Administrative expenses	92,826	82,133
Life insurance premiums	13,552	13,360

Total deductions	24,637,587	17,652,420

Net Increase in Net Assets Available for Plan Benefits	55,203,442	36,896,827

Net Assets Available for Plan Benefits
Beginning of year	273,988,335	237,091,508

End of year	$329,191,777	$273,988,335

See Notes to Financial Statements	3

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 1 - Description of the Plan
The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company"). Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire. Participants who are at least 18 years of age and who have completed one year of service and are employed on the last day of the Plan year shall be eligible to receive a discretionary contribution from the Company.
During the Plan years ended December 31, 2013 and 2012, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary contributions from the Company.
Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code. Participants who have reached the age of 50 by the end of the Plan year may also make catch-up contributions to the maximum allowed by the Plan. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or IRAs.
The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”). The Employer Discretionary Contribution is determined by the Company's Board of Directors and is subject to guidelines set forth in the Plan agreement.
Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2013 were determined as follows:

▪	1.2% of the first $30,000 of a participant’s compensation

▪	1% of the next $10,000 of a participant’s compensation

▪	0.4% of the next $25,000 of a participant’s compensation

▪	0.4% of the next $35,000 of a participant’s compensation

▪	0.1% of the next $65,000 of a participant’s compensation

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 1 - Description of the Plan (Continued)
Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2012 were determined as follows:

▪	1.0% of the first $40,000 of a participant’s compensation

▪	0.4% of the next $25,000 of a participant’s compensation

▪	0.4% of the next $35,000 of a participant’s compensation

▪	0.1% of the next $65,000 of a participant’s compensation
The Plan receives rebates of certain mutual fund stockholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan's non-settlor account will be allocated to participants based on the formula outlined above.
To the extent that the total amount in the Plan's non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the year ended December 31, 2013, the total Employer Discretionary Contribution was $1,851,568 of which $363,234 was allocated from rebate amounts and the remaining was contributed by the Company. For the year ended December 31, 2012, the total Employer Discretionary Contribution was $1,663,665, of which $330,037 was allocated from rebate amounts and the remaining was contributed by the Company.
Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and rollovers and the income derived from the investment of such contributions.
Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%
All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 1 - Description of the Plan (Continued)
At December 31, 2013 and 2012, forfeited non-vested accounts totaled $174,004 and $198,456, respectively. These accounts were used to reduce employer contributions for the 2013 and 2012 Plan years.
Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.
Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.
Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.
Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination of the Plan, participants become 100 percent vested in their accounts.
Participant Notes Receivable - Active participants may borrow from their account balances and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance. Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
Party-in-interest Transactions – Certain plan assets are in investments of the Company. The Company is the plan sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies
Investment Valuation - The Plan's investments are stated at fair value. Life insurance contracts are valued at fair value based on the cash surrender value of the policies. All other investments are valued based on quoted market prices. See Note 5 for additional information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Benefit Payments - Benefits are recorded when paid.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various securities including mutual funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.
Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 3 - Concentration of Investments
Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2013	December 31, 2012
Common stock - Oppenheimer Holdings Inc.	$32,081,600	$22,571,700
Money market fund - Advantage Primary Liquidity Fund	30,638,524	30,255,833
Mutual funds:
Washington Mutual Investors Fund	28,431,060	21,504,221
Growth Fund of America	25,319,787	19,648,717
Wells Fargo Advantage Small Cap Value Fund	17,580,037	16,195,146
EuroPacific Growth Fund	27,167,801	22,841,856
Note 4 - Tax Status
The Plan obtained its latest determination letter on February 25, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Company has applied for a new determination letter and the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2010.
Note 5 - Fair Value
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2013 and 2012.
Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 5- Fair Value (Continued)
Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Assets at Fair Value as of December 31, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2013

Mutual funds:
U.S. equities	$145,724,598	—	$145,724,598
International equities	47,997,869	—	47,997,869
World allocation funds	30,459,113	—	30,459,113
Bond and fixed-income investments	28,279,911	—	28,279,911
Common stock - Oppenheimer Holdings Inc.	32,081,600	—	32,081,600
Short-term investments - Money market funds	35,851,278	—	35,851,278
Cash surrender value life insurance policies	—	474,591	474,591

Total investments at fair value	$320,394,369	$474,591	$320,868,960

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2013 and 2012

Note 5 - Fair Value (Continued)

Assets at Fair Value as of December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2012

Mutual funds:
U.S. equities	$112,146,065	—	$112,146,065
International equities	40,490,126	—	40,490,126
World allocation funds	24,282,464	—	24,282,464
Bond and fixed-income investments	31,093,503	—	31,093,503
Common stock - Oppenheimer Holdings Inc.	22,571,700	—	22,571,700
Short-term investments - Money market funds	35,062,001	—	35,062,001
Cash surrender value life insurance policies	—	456,531	456,531

Total investments at fair value	$265,645,859	$456,531	$266,102,390
The Plan also holds other assets not measured at fair value on a recurring basis including contributions receivable and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2013 and 2012.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 13-5657518, Plan Number 001
December 31, 2013

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$32,081,600
Reich & Tang	Advantage Primary Liquidity Fund - Money market fund	*	30,638,524
Federated	Governmental Obligations Institutional - Money market fund	*	5,194,687
DWS Money Market Inst	DWS Money Market Institutional - Money market fund	*	18,067
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	16,299,845
American Funds	Growth Fund of America - Mutual fund	*	25,319,787
Columbia	Columbia Dividend Fund A - Mutual fund	*	3,485,370
Columbia	Columbia Large Cap Index - Mutual fund	*	15,902,711
Delaware	Delaware Infl-Prof Bond Fund - Mutual fund	*	2,715,603
American Funds	EuroPacific Growth Fund - Mutual fund	*	27,167,801
First Eagle	First Eagle Global Fund - Mutual fund	*	4,376,699
Invesco	Invesco Small Cap Growth Fund - Mutual fund	*	11,306,280
Invesco	Invesco Real Estate Fund - Mutual fund	*	10,242,516
IVA	IVA Worldwide Fund - Mutual fund	*	12,597,679
Ivy	Ivy Assett Strategy Fund - Mutual fund	*	13,484,735
Janus	Janus Forty Fund - Mutual fund	*	2,233,240
JPMorgan	JPMorgan Core Bond Fund - Mutual fund	*	4,722,081
Loomis Sayles	Loomis Sayles Bond Fund - Mutual fund	*	10,025,193
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	11,040,405
Oakmark	Oakmark Equity & Income Fund - Mutual fund	*	3,688,387
Oppenheimer Funds Inc.	Oppenheimer Developing Markets - Mutual fund	*	9,789,663
Perkins	Perkins Mid Cap Value - Mutual fund	*	1,483,899
Vanguard	Vanguard Interim Term Treasury - Mutual fund	*	10,817,034
Wells Fargo	Wells Fargo Adv Growth Admin - Mutual fund	*	9,751,466
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual fund	*	17,580,037
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	28,431,060
Insurance contracts	Policy Number 4000364	*	102,331
	Policy Number 4000306	*	91,154
	Policy Number 4000338	*	21,584
	Policy Number 4000370	*	120,284
	Policy Number 4000371	*	114,490
	Policy Number 4000353	*	15,173
	Policy Number 4000347	*	9,575
Participants**	Participant notes receivable, with interest rates ranging from
	4.25 percent to 9.00 percent	—	6,812,685

	Total		$327,681,645
*Cost information not required
**Party-in-interest, as defined by ERISA

Schedule 1	Page 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-129390) on Form S-8 of our report dated June 24, 2014 appearing in the annual report on Form 11-K of Oppenheimer & Co. Inc. 401(k) Plan for the year ended December 31, 2013.

/s/ Plante & Moran PLLC
Southfield, Michigan
June 24, 2014